UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_________________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

Date: November 8, 2018

UBS Group AG

Commission File Number: 1-36764

UBS AG

Commission File Number: 1-15060

(Registrants' Names)

Bahnhofstrasse 45, Zurich, Switzerland and
Aeschenvorstadt 1, Basel, Switzerland

(Address of principal executive offices)

Indicate by check mark whether the registrants file or will file annual reports under cover of Form 20‑F or Form 40-F.

Form 20-F  x                      Form 40-F  o

This Form 6-K consists of the news release which appears immediately following this page.

Investor Relations

Tel. +41-44-234 41 00

Media Relations

Tel. +41-44-234 85 00

News Release

UBS Anticipates United States Department of Justice Will File Civil Complaint Relating to RMBS

UBS will contest the matter and is confident in its legal position, based on the facts and the law

Zurich / Basel, 8 November 2018 – UBS has been advised by the United States Department of Justice ("DOJ") that the DOJ intends to file a civil complaint as early as November 8, 2018 related to UBS's issuance, underwriting and sale of residential mortgage-backed securities ("RMBS") more than a decade ago. UBS anticipates that the complaint will seek unspecified monetary civil penalties under the Financial Institutions Reform, Recovery, and Enforcement Act ("FIRREA") regarding RMBS transactions that date back to 2006 and 2007.

The DOJ’s claims are not supported by the facts or the law. UBS will contest any such complaint vigorously in the interest of its shareholders. UBS is confident in its legal position and has been fully prepared for some time to defend itself in court.

UBS was not a significant originator of U.S. residential mortgages and suffered massive losses on its investments in U.S. mortgage-related assets when the U.S. housing market collapsed. This fact alone negates any inference that UBS engaged in an intentional fraud.

UBS fulfilled its disclosure obligations to RMBS investors and believes that FIRREA limits any penalty that the DOJ may seek to obtain to losses incurred by federally insured financial institutions, which were a fraction of the overall losses on RMBS certificates sold by UBS.

Links
www.ubs.com/media

UBS Group AG, News Release, 8 November 2018                                                                                                                                   Page 1

This Form 6-K is hereby incorporated by reference into (1) each of the registration statements of UBS AG on Form F-3 (Registration Number 333-225551) and of UBS Group AG on Form S-8 (Registration Numbers 333-200634; 333-200635; 333-200641; 333-200665; 333-215254; and 333-215255), and into each prospectus outstanding under any of the foregoing registration statements, (2) any outstanding offering circular or similar document issued or authorized by UBS AG that incorporates by reference any Form 6-K’s of UBS AG that are incorporated into its registration statements filed with the SEC, and (3) the base prospectus of Corporate Asset Backed Corporation (“CABCO”) dated June 23, 2004 (Registration Number 333-111572), the Form 8-K of CABCO filed and dated June 23, 2004 (SEC File Number 001-13444), and the Prospectus Supplements relating to the CABCO Series 2004-101 Trust dated May 10, 2004 and May 17, 2004 (Registration Number 033-91744 and 033-91744-05).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the undersigned, thereunto duly authorized.

UBS Group AG

By: _/s/ David Kelly______________

Name:  David Kelly

Title:     Managing Director

By: _/s/ Ella Campi ______________

Name:  Ella Campi

      Title:    Executive Director

UBS AG

By: _/s/ David Kelly______________

Name:  David Kelly

Title:     Managing Director

By: _/s/ Ella Campi ______________

Name:  Ella Campi

      Title:    Executive Director

Date: November 8, 2018